Exhibit 2.2

ASSET PURCHASE AND SALE AGREEMENT

by and between

MMOF VEGAS RETAIL, INC.

and

MMOF VEGAS RETAIL 2, INC.

AS “Sellers,”

and

RETAIL FACILITIES OPERATIONS NV, LLC,

AS “BUYER”

Dated as of December 15, 2023

THIS AGREEMENT IS SUBJECT TO STRICT REQUIREMENTS FOR ONGOING REGULATORY COMPLIANCE BY THE PARTIES HERETO, INCLUDING THE REQUIREMENTS THAT THE PARTIES TAKE NO ACTION IN VIOLATION OF ANY PROVISION OF CHAPTERS 678A, 678B, 678C AND 678D OF TITLE 56 OF THE NEVADA REVISED STATUTES (NRS) (TOGETHER WITH ALL RELATED RULES AND REGULATIONS THEREUNDER, AND ANY AMENDED OR SUPERSEDING LEGISLATION, RULES AND REGULATIONS, THE “ACT”) OR THE REGULATIONS, POLICIES, GUIDANCE OR INSTRUCTION OF THE NEVADA CANNABIS COMPLIANCE BOARD OR THE CLARK COUNTY COMMISSION (ACTING THROUGH THE CLARK COUNTY DEPARTMENT OF BUSINESS LICENSE), TOGETHER WITH ANY SUCCESSORS (COLLECTIVELY, THE “REGULATORS”), INCLUDING NEVADA CANNABIS COMPLAINCE REGULATION (NCCR) 5.110 AND CLARK COUNTY CODE CHAPTERS 8.60 AND 8.65. SECTION 2.5 BELOW CONTAINS SPECIFIC REQUIREMENTS AND COMMITMENTS BY THE PARTIES TO MAINTAIN FULLY THEIR RESPECTIVE COMPLIANCE WITH THE ACT AND THE REGULATORS.

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of December 15, 2023 (the “Effective Date”), by and between MMOF Vegas Retail, Inc., a Nevada corporation (“Vegas Retail”), and MMOF Vegas Retail 2, Inc., a Nevada corporation (“Vegas Retail 2;” Vegas Retail and Vegas Retail 2 are referred to each as a “Seller” and collectively as the “Sellers”), on the one hand, and Retail Facilities Operations NV, LLC, a Nevada limited-liability company (“Buyer”), on the other hand. Each of the Sellers and Buyer are referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. The Sellers are the lawful owners of (a) One Hundred Percent (100%) of the ownership interest in the Nevada Medical Cannabis Facility Licenses with Facility ID numbers D078 / D092 (collectively, the “Nevada Medical Cannabis Facility Licenses”) authorizing them to engage in commercial medical cannabis activities in accordance with applicable Nevada Law and (b) One Hundred Percent (100%) of the ownership interest in the Nevada Adult-Use Cannabis Retail Store Licenses with Facility ID numbers RD078 / RD092 (collectively, the “Nevada Adult-Use Cannabis Retail Store Licenses”), in each case issued and/or administered by the CCB in accordance with applicable Nevada law.

B. In compliance with Nevada law in Unincorporated Clark County, Nevada (“County”), Vegas Retail owns and operates a cannabis dispensary and retail store and related office space located at 4503 Paradise Road, Suites 210A and 210B, Las Vegas, Nevada (the “Paradise Facilities”) pursuant to the Paradise Master Leases and the Paradise Subleases, and Vegas Retail 2 owns and operates a cannabis dispensary and retail store located at 6332 S. Rainbow Blvd., Suite 105, Las Vegas, Nevada (the “Rainbow Facility” and, together with the Paradise Facilities, the “Facilities”) pursuant to the Rainbow Lease. (For clarification purposes, the Parties acknowledge that they sometimes refer to the Rainbow Facility as “Spring Valley.”) The ownership and operation of the Facilities is collectively referred to herein as the “Business.”

C. Vegas Retail is the lawful owner of and maintains a Marijuana Master Business License with license number 2000169.MMR-301 issued by the CCBL, and Vegas Retail 2 is the lawful owner of and maintains a Marijuana Master Business License with license number 2000104.MMR-301 issued by the CCBL (collectively, the “County Marijuana Master Business Licenses”).

D. Subject to the receipt of applicable Regulatory Approvals, the Sellers wish to sell, assign and transfer to Buyer, and Buyer wishes to purchase and assume from the Sellers, all of the Sellers’ respective right, title and interest in and to the Facility Licenses and the other Purchased Assets, effective at and as of the Closing, and Buyer shall assume and agree to pay the Assumed Liabilities, subject to the terms and conditions set forth herein (the “Transaction”).

E. On or about April 26, 2023, Buyer paid $1,500,000 to an Affiliate of the Sellers (the “Exclusive Dealing Fee”) in exchange for the exclusive rights to negotiate the Transaction with the Sellers during a limited period of time. The Parties acknowledge that no portion of the Exclusive Dealing Fee was paid at such time to purchase any assets (whether regulatory or non-regulatory), rights or other property of the Sellers, but that the Exclusive Dealing Fee would be applied to pay a portion of the purchase price for the Purchased Assets at the Closing if and only if the Closing shall occur.

F. Concurrently herewith, the Parties and the Escrow Agent are entering into the Escrow Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Unless otherwise indicated elsewhere in this Agreement, the following terms have the meanings specified or referred to in this Article I:

1.1 “Actions” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

1.2 “Additional Closing Payment” has the meaning set forth in Section 3.2(d).

1.3 “Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.4 “Allocation Schedule” has the meaning set forth in Section 3.3.

1.5 “Arizona Assignment Agreement” means that certain Assignment Agreement dated of even date herewith by and between the Arizona Sellers, on the one hand, and the Arizona Buyer, on the other hand, as amended from time to time.

1.6 “Arizona Buyer” means “Buyer” as defined in the Arizona Assignment Agreement.

1.7 “Arizona Seller Notes” means the “Seller Notes” as defined in the Arizona Assignment Agreement.

1.8 “Arizona Sellers” means, collectively, Omaha Management Services, LLC, an Arizona limited liability company, and MME Retail Management, LLC, a Delaware limited liability company formerly known as CSI Solutions Management, LLC.

1.9 “Assigned Contracts” has the meaning set forth in Section 2.1(c).

1.10 “Assignment and Assumption agreement” means that certain Assignment and Assumption Agreement dated the Closing Date, in substantially the form attached hereto as Exhibit A, between the Parties.

1.11 “Assumed Liabilities” has the meaning set forth in Section 2.3.

1.12 “Base Purchase Price” means:

(i) If (a) the Seller Gross Margin is equal to 42.0% or more and (b) Rainbow Average Monthly Sales is equal to $80,000 or more, the Base Purchase Price shall be equal to the sum of (A) $3,250,000 plus (B) the product of (x) Paradise Annualized Net Revenues, multiplied by (y) 1.15;

(ii) If (a) the Seller Gross Margin is equal to 42.0% or more and (b) Rainbow Average Monthly Sales is less than $80,000, the Base Purchase Price shall be equal to (x) Seller Annualized Combined Net Revenues, multiplied by (y) 1.25; or

(iii) If the Seller Gross Margin is less than 42.0% (regardless of the amount of Rainbow Average Monthly Sales), the Base Purchase Price shall be equal to $10,000,000;

provided, however, that notwithstanding anything to the contrary, the Base Purchase Price shall in no event be less than $10,000,000.

1.13 “BPP Measurement Period” means the full nine (9) calendar month period ending immediately prior to the first (1st) day of the calendar month during which the Closing Date occurs.

1.14 “Bill of Sale” means a Bill of Sale and Assignment of Assets dated the Closing Date, in substantially the form attached hereto as Exhibit B, between the Parties.

1.15 “Business” has the meaning set forth in the Recitals.

1.16 “Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Las Vegas, Nevada are authorized or required by Law to be closed for business.

1.17 “Buyer” has the meaning set forth in the Preamble.

1.18 “Buyer Parent” means The Cerberean Group LLC, an Arizona limited liability company.

1.19 “CCB” means the Nevada Cannabis Compliance Board.

1.20 “CCBL” means the Clark County Commission through the Clark County Department of Business License.

1.21 “Claim Notice” has the meaning set forth in Section 8.6.

1.22 “Closing” has the meaning set forth in Section 7.1.

1.23 “Closing Date” has the meaning set forth in Section 7.1.

1.24 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

1.25 “Collateral” means the “Pledged Collateral” or the “Collateral” as defined in the Collateral Documents, as applicable.

1.26 “Collateral Agent” means Vegas Retail, as collateral agent for and on behalf of the Sellers, and any successors and assigns.

1.27 “Collateral Documents” means, collectively, the Equity Pledge Agreement, the Security Agreement, deposit account control agreements, UCC financing statements and any other agreements, instruments and documents executed and/or delivered in connection herewith or therewith relating to the Collateral, in each case as amended from time to time.

1.28 “Contracts” means, with respect to any Person, all contracts, leases, licenses, instruments, undertakings, indentures and all other legally binding agreements, commitments and arrangements, whether written or oral, to which such Person is a party.

1.29 “CSA” means the United States Federal Controlled Substances Act (Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970) and all U.S. federal Governmental Orders related thereto.

1.30 “Customer Data” means intellectual property rights, including copyright, trade secret and other forms of protection afforded by law to proprietary information and data, related to customers of the Business, including the names, addresses, phone numbers, and email addresses of such customers and their purchasing histories.

1.31 “Deductible” has the meaning set forth in Section 8.4.

1.32 “Disclosure Schedule” means the Disclosure Schedule attached hereto as Exhibit C.

1.33 “Dollars” or “$” means the lawful currency of the United States.

1.34 “Effective Date” has the meaning set forth in the Preamble.

1.35 “Effective Time” means 12:01 a.m. Pacific Time on the Closing Date. All actions scheduled in this Agreement for the Closing Date shall be deemed to occur simultaneously at the Effective Time.

1.36 “Equity Pledge Agreement” means that certain Equity Pledge Agreement dated as of the Closing Date, in substantially the form of attached hereto as Exhibit D, between Retail Facilities Parent and the Collateral Agent, as amended from time to time.

1.37 “Escrow Account” means the “Escrow Account” as defined in the Escrow Agreement.

1.38 “Escrow Agent” means Accelerated Escrow Company, including its successors and permitted assigns.

1.39 “Escrow Agreement” means that certain Escrow Agreement dated as of the Effective Date by and among Buyer, the Sellers and the Escrow Agent, as amended from time to time.

1.40 “Escrowed Funds” means the sum of the Total Pre-Closing Deposit and all other “Escrowed Funds” as defined in the Escrow Agreement.

1.41 “Excess Cash Payment” means the positive amount, if any, equal to (i) the Minimum Cash Consideration minus (ii) the Exclusive Dealing Fee, minus (iii) the Escrowed Funds to be released and delivered to the Sellers at the Closing pursuant to Section 3.2(b).

1.42 “Excluded Assets” has the meaning set forth in Section 2.2.

1.43 “Excluded Laws” means any U.S. federal laws, statutes, codes, ordinances, decrees, rules, regulations which apply to the production, trafficking, distribution, processing, extraction, and/or sale of marijuana (cannabis) and related substances, including the CSA; provided, however, that Excluded Laws shall not include any provision of the Code, including Section 280E of the Code.

1.44 “Excluded Liabilities” has the meaning set forth in Section 2.4.

1.45 “Exclusive Dealing Fee” has the meaning set forth in the Recitals.

1.46 “Facilities” has the meaning set forth in the Recitals.

1.47 “Facility Licenses” means, collectively, the Nevada Medical Cannabis Facility License, the Nevada Adult-Use Cannabis Retail Store Licenses and the County Marijuana Master Business Licenses.

1.48 “Financial Statements” has the meanings set forth in Section 4.5.

1.49 “First Pre-Closing Payment” has the meaning set forth in Section 2.7.

1.50 “4503 Paradise Office” means 4503 Paradise Office, LLC, a Nevada limited liability company and an Affiliate of the Sellers.

1.51 “4503 Paradise Retail” means 4503 Paradise Retail, LLC, a Nevada limited liability company and an Affiliate of the Sellers.

1.52 “Fundamental Representations” has the meanings set forth in Section 8.1.

1.53 “GAAP” means generally accepted accounting principles and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, all as in effect on the date hereof, applied on a basis consistent with prior periods.

1.54 “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency, including the CCB, the CCBL and the Nevada Department of Taxation, or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-Governmental Authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction, in each case applicable to Sellers or the Business.

1.55 “Indemnified Party” has the meaning set forth in Section 8.6.

1.56 “Indemnifying Party” has the meaning set forth in Section 8.6.

1.57 “Inventory” has the meaning set forth in Section 2.1(b).

1.58 “Inventory Value” means the value of the Inventory being purchased by Buyer at the Closing equal to the actual cost paid or incurred by the Sellers therefor, as reflected in the records of the Licensed Entity; provided, however, that no value shall be attributed to edibles with a date of receipt by any Dispensary exceeding sixty (60) days immediately prior to the Closing Date or any other SKU’s constituting Dispensary Inventory with a date of receipt by any Dispensary exceeding ninety (90) days immediately prior to the Closing Date.

1.59 “Joint Release Instructions” means written instructions to be delivered to the Escrow Agent as contemplated by, and in substantially the form attached to, the Escrow Agreement.

1.60 “Knowledge of the Sellers” or any other similar knowledge qualification means, at any time, the actual knowledge of Kimble Cannon and Karen Torres at such time.

1.61 “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, code, treaty, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, voluntary restraints, guidelines or other legal requirement of any Governmental Authority or any provisions of the foregoing, including the CCB and CCBL, and also including general principles of common and civil law and equity, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject; provided, however, that “Laws” shall expressly exclude the Excluded Laws.

1.62 “Leases” means, collectively, the Paradise Master Leases, the Paradise Subleases and the Rainbow Lease.

1.63 “Liabilities” means liabilities, obligations or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise.

1.64 “Liens” means, collectively, all liens, pledges, defects, leases, licenses, charges, claims, conditions, encumbrances, security interests, easements, restrictions, mortgages or other restrictions of any kind materially affecting transfer any of the Purchased Assets.

1.65 “Losses” means claims, losses, damages, liabilities, deficiencies, Actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable professional fees, attorneys’ fees and all other costs, including the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that notwithstanding anything to the contract, the term Losses shall not include, and no Party shall be liable for, any lost profits, diminution in value, indirect damages, consequential damages, incidental damages, punitive damages, exemplary damages or unforeseeable damages.

1.66 “Material Adverse Effect” means any change or event that, individually or in the aggregate, (a) has had, or may reasonably be expected to have, a material adverse effect on the Facility Licenses or the Business or (b) would prevent or materially delay or impair the ability of the Sellers to perform their respective obligations under this Agreement or any other Transaction Document or to consummate the Transaction, other than one or more of the following: (i) the effect of any change that generally affects the cannabis industry; (ii) any effect generally affecting the economy or the credit, debt, financial or capital markets, in each case, in the United States or elsewhere in the world; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; or (iv) the effect of any change in applicable Laws or accounting principles or rules, or the interpretation thereof.

1.67 “Material Contracts” has the meaning set forth in Section 4.11.

1.68 “May 2023 Balance Sheet” has the meanings set forth in Section 4.5.

1.69 “Minimum Cash Consideration” means the greater of (i) the Base Purchase Price, multiplied by seventy percent (70.0%), and (b) $7,500,000. (It is acknowledged and agreed that the cash portion of the Base Purchase Price to be paid by Buyer shall in no event be less than the Minimum Cash Consideration.)

1.70 “MME Parent Guaranties” means, collectively: (i) that certain Guaranty of Lease dated April 6, 2018, executed by Seller Parent in favor of the Paradise Landlord with respect to the Paradise Office Master Lease; (ii) that certain Guaranty of Lease dated April 6, 2018, executed by Seller Parent in favor of the Paradise Landlord with respect to the Paradise Retail Master Lease; and (iii) that certain Guaranty of License Agreement dated April 6, 2018, executed by Seller Parent in favor of the Paradise Landlord with respect to the Paradise Signage License Agreement.

1.71 “Net Revenues” of any Facility means, during any applicable period, the total sales of such Facility, less applicable refunds, discounts and loyalty/rewards redeemed, for such period, all calculated based on the Sellers’ records (for clarification purposes, total sales shall not include any sales, transaction, privilege, excise or other taxes).

1.72 “Note Documents” means, collectively, the Seller Notes and the Collateral Documents.

1.73 “Paradise Annualized Net Revenues” means (i) the total amount of monthly Net Revenues of the Paradise Facilities during the BPP Measurement Period, excluding the lowest amount of monthly Net Revenues during such BPP Measurement Period, divided by (ii) eight (8), multiplied by (iii) 12.

1.74 “Paradise Facilities” has the meaning set forth in the Recitals.

1.75 “Paradise Landlord” means Harmon Square SPE LLC, a Nevada limited liability company.

1.76 “Paradise Master Leases” means (i) that certain Standard Retail Lease dated April 6, 2018, as amended, between the Paradise Landlord, as “Landlord,” and 4503 Paradise Office, as “Tenant,” with respect to Suite 210B at the Paradise Facilities (the “Paradise Office Master Lease”); and (ii) that certain Standard Retail Lease dated April __, 2018, as amended, between the Paradise Landlord, as “Landlord,” and 4503 Paradise Retail, as “Tenant,” with respect to Suite 210A at the Paradise Facilities (the “Paradise Retail Master Lease”).

1.77 “Paradise Signage License Agreement” means that certain License Agreement dated as of April 2, 2018, between the Paradise Landlord, as “Licensor,” and Vegas Retail, as “Licensee.”

1.78 “Paradise Subleases” means (i) that certain Sublease and Amendment dated as of April 6, 2018, between the Paradise Landlord, as “Master Landlord,” 4503 Paradise Office, as “Sublandlord,” and Vegas Retail, as “Subtenant,” with respect to the Paradise Office Master Lease (the “Paradise Office Sublease”); and (ii) that certain Sublease and Amendment dated as of April 6, 2018, between the Paradise Landlord, as “Master Landlord,” 4503 Paradise Retail, as “Sublandlord,” and Vegas Retail, as “Subtenant,” with respect to the Paradise Retail Master Lease (the “Paradise Retail Sublease”).

1.79 “Party” and “Parties” have the meanings set forth in the Preamble.

1.80 “Permitted Liens” means, collectively, (i) Liens for Taxes not yet due and payable; (ii) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Facilities which are not, in the aggregate, material to the Business or the Purchased Assets, which do not prohibit or interfere with the current operation of any Facility, (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, in the aggregate, material to the Business or the Purchased Assets, (iv) all Regulatory Approvals required to be obtained with respect to the transfer of the Facility Licenses and any other Purchased Assets and (v) those items listed in Section 1(A) of the Disclosure Schedule.

1.81 “Policies and Procedures” means any standard operating policies or procedures submitted by the Sellers to the CCB and used by the Sellers in the operation of the Business immediately prior to the Closing Date.

1.82 “Pre-Closing Payments” has the meaning set forth in Section 2.7.

1.83 “Pre-Closing Period” means the period commencing on (i) with respect to that portion of the Business owned and operated by Vegas Retail, December 18, 2017, and (ii) with respect to that portion of the Business owned and operated by Vegas Retail 2, August 28, 2018, and, in each of clauses (i) and (ii), ending on the day immediately preceding the Closing Date.

1.84 “Prepaid Expenses” has the meaning set forth in Section 2.1.

1.85 “Purchase Price” has the meaning set forth in Section 3.1.

1.86 “Purchased Assets” has the meaning set forth in Section 2.1.

1.87 “Rainbow Facility” has the meaning set forth in the Recitals.

1.88 “Rainbow Lease” means that certain Business Park Office Lease dated April 21, 2014, as amended, between DG LLC (as successor-in-interest to J&M Real Estate Holdings, LLC), as “Landlord” (the “Rainbow Landlord”), and Vegas Retail 2, as “Tenant,” with respect to the Rainbow Facility.

1.89 “Rainbow Average Monthly Sales” means (i) the total amount of monthly Net Revenues of the Rainbow Facility during the BBP Measurement Period, all calculated based on the Sellers’ records, divided by (ii) nine (9).

1.90 “Regulatory Approvals” means all consents, approvals and waivers from any Regulatory Authorities which are required to be obtained to effectuate the sale, assignment, transfer and collateralization of the Facility Licenses and any of the other Purchased Assets, including the approvals of the CCB (pursuant to NCCR Section 5.110) and the CCBL (pursuant to Clark County Code Sections 8.60.210 and/or 8.65.210) of a Transfer of Interest for the Facility Licenses.

1.91 “Regulatory Authorities” shall mean the CCB and the CCBL.

1.92 “Representative” means, with respect to any Person, any and all directors, managers, officers, Affiliates, employees, consultants, financial advisors, counsel, accountants and other authorized agents of such Person.

1.93 “Retail facilities Parent” means Retail Facilities Management NV, LLC, a Nevada limited liability company and the direct parent of Buyer.

1.94 “Second Pre-Closing Payment” has the meaning set forth in Section 2.7.

1.95 “Security Agreement” means that certain Security Agreement dated as of the Closing Date, in substantially the form of attached hereto as Exhibit E, between Buyer and the Collateral Agent.

1.96 “Seller” has the meaning set forth in the Preamble.

1.97 “Seller Annualized Combined Net Revenues” means (i) the total amount of monthly Net Revenues of the Facilities during the BPP Measurement Period, excluding the lowest amount of monthly Net Revenues for each Facility during such BPP Measurement Period, all calculated based on the Sellers’ records, divided by (ii) eight (8), multiplied by (iii) 12.

1.98 “Seller Gross Margin” means (i) the total amount of monthly Net Revenues of the Facilities during the BPP Measurement Period, minus the total amount of costs of goods sold (COGS) during the same BPP Measurement Period, divided by (ii) such total amount of monthly Net Revenues, stated as a percentage, all calculated based on the Sellers’ records.

1.99 “Seller Intellectual Property” means all intellectual property and industrial property rights and assets of the Sellers and their Affiliates and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts and handles used with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, so-called “moral rights” or “droit moral” and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; and (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models) provided, however, that Customer Data and Policies and Procedures shall not be deemed to constitute “Seller Intellectual Property” and Buyer’s rights to use Customer Data shall be expressly governed by Section 6.11 and Buyer’s rights to use the Policies and Procedures shall be expressly governed by Section 6.12.

1.100 “Seller Notes” means, collectively, a Senior Secured Promissory Note dated as of the Closing Date, in substantially the form attached hereto as Exhibit F, made payable by Buyer to the Sellers in the initial principal amount equal to (i) the Base Purchase Price minus (ii) the Minimum Cash Consideration, as amended from time to time.

1.101 “Seller Parent” means MM Enterprises USA, LLC, a Delaware limited liability company.

1.102 “Seller Parent Guaranty” means the Guaranty of Seller Parent attached to this Agreement.

1.103 “Tax Losses” has the meaning set forth in Section 8.05.

1.104 “Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.105 “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

1.106 “Third Pre-Closing Payment” has the meaning set forth in Section 2.7.

1.107 “Third Party Claim” has the meaning set forth in Section 8.7(a).

1.108 “TOI” means an application for approval of a transfer of interest in a license issued or administered by the CCB and/or CCBL, including a Notice of Interest form used by the CCB pursuant to NCCR Section 5.110, subsections (10), (11), or (12), and the equivalent form(s) or notices used by the CCBL pursuant to Clark County Code Sections 8.60.210 and/or 8.65.210, including a transfer of interest in the Facility Licenses as contemplated by this Agreement.

1.109 “Total Liability Cap” has the meaning set forth in Section 8.4.

1.110 “Total Pre-Closing Deposit” means $6,000,000.

1.111 “Transaction” has the meaning set forth in the Recitals.

1.112 “Transaction Documents” means, collectively, this Agreement, the Note Documents, the Escrow Agreement, the assignment and assumption of leases, guaranties and license agreements and all other agreements, instruments and other documents contemplated by or related to this Agreement, in each case as amended from time to time.

1.113 “Transfer Taxes” has the meaning set forth in Section 3.5.

1.114 “Vegas Retail” has the meaning set forth in the Preamble.

1.115 “Vegas Retail 2” has the meaning set forth in the Preamble.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1 Purchased assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Sellers, all of the Sellers’ respective right, title and interest in and to the following assets, properties and rights which are owned or held for use by the Sellers in the Business and in existing on the Closing Date (collectively, the “Purchased Assets”):

(a) The Facility Licenses;

(b) all inventory, including finished goods, packaging and other materials and supplies, excluding any “MedMen”-branded or logoed inventory, determined pursuant to the procedures described in Section 6.8 (“Inventory”);

(c) the Contracts listed in Section 2.1(c) of the Disclosure Schedule (the “Assigned Contracts”);

(d) all furniture, fixtures, equipment, machinery, tools, office equipment, supplies and telephone systems and computer equipment (but not any software or software licenses) located at the Facilities (“Tangible Personal Property”);

(e) all prepaid expenses, credits, advance payments and security and other deposits owned or held for use by the Sellers in the Business and primarily related to assets being purchased by Buyer under this Section 2.1 (“Prepaid Expenses”), including those in existence on the Effective Date and listed in Section 2.1(e) of the Disclosure Schedule;

(f) originals or, where not available, copies, of all books and records, including books of account, ledgers, and general, financial, and accounting records, machinery and equipment maintenance files, price lists, distribution lists, supplier or vendor lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records, and data (including all registrations, applications and correspondence to and/or with any Governmental Authority), sales material and records, strategic plans and marketing, and promotional surveys, material and research, in each case primarily relating to the Business (“Books and Records”);

(g) any prior or pending applications for permits, licenses and land-use approvals, together with all amendments and supplements thereto, that were submitted by or on behalf of the Sellers to the CCB, the CCBL or to any other regulatory body having jurisdiction over the Sellers and relate primarily to the Business, including the Clark County Department of Comprehensive Planning;

(h) all of Seller’s rights under warranties, indemnities, and all similar rights against third parties to the extent primarily related to the foregoing assets;

(i) cash located at each point of sale in each of the Facilities in an amount not to exceed $200.00 at each point of sale; and

(j) all goodwill and the going concern value of the Business.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement or otherwise, Buyer shall not purchase or acquire, and the Sellers shall not be deemed to have sold, assigned or transferred to Buyer, any right, title or interest in or to the assets, properties and rights of the Sellers or their Affiliates that are not Purchased Assets (the “Excluded Assets”), including, among other things, the following:

(a) Except as provided in Section 2.1(i) above, any cash (whether at the Facilities, in bank accounts, in transit or otherwise) or cash equivalents of the Sellers;

(b) any accounts receivable of the Sellers;

(c) any Seller Intellectual Property;

(d) any employment records of the Sellers’ employees;

(e) all software and software licenses; and

(f) all of the stock record books, minute books and other corporate and similar records of the Sellers, whether or not required to be retained by the Sellers by applicable Laws, as well as all books, records and documents related to any Excluded Assets or to any liability of the Sellers that is not an Assumed Liability or to the Sellers’ organizational or other internal matters, and all Tax records.

2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume, and agree to pay, perform or discharge when due, the following liabilities and obligations of the Sellers (the “Assumed Liabilities”):

(a) All Liabilities under or with respect to the Assigned Contracts to the extent that such Liabilities are required to be paid or performed on or after the Closing Date;

(b) All Liabilities for Taxes that relate to the Purchased Assets or the Business that are attributable to the periods on or after the Closing Date, including all sales and use Taxes and Taxes on income or which are measured by income attributable to periods on or after the Closing Date;

(c) All Liabilities arising out of or result from the operations of the Business, to the extent such Liabilities arise out of or result from (i) the operations of the Business on or after the Closing Date or (ii) the Purchased Assets or their use on or after the Closing Date; and

(d) The other Liabilities set forth on Section 2.3 of the Disclosure Schedule.

2.4 Excluded Liabilities. Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of the Sellers of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”).

2.5 Regulatory Approvals. The Parties acknowledge that the Facility Licenses may not be transferred to Buyer pursuant to this Agreement without first receiving Regulatory Approval. The Sellers shall provide the information reasonably necessary for Buyer to complete the applications required to obtain Regulatory Approval, execute the same where necessary, and return the same to Buyer within ten (10) days of the Effective Date. Without limiting the generality of the foregoing:

(a) Buyer shall submit to the CCB applications to obtain Regulatory Approval from the CCB within ten (10) days after Buyer’s receipt of the fully executed TOI from the Sellers as contemplated in this clause (a) below and the date on which the Sellers grant delegate authority to such Seller’s CCB Accela account for the Facility Licenses to Buyer or Buyer’s counsel (as directed by Buyer) such that the application may be submitted electronically to the CCB. Within ten (10) days after the Effective Date, the Sellers shall execute, with such signature being notarized, a TOI requesting that the CCB approve the transfer of the Facility Licenses to Buyer, in the customarily acceptable form and substance as generally dictated by NCCR Section 5.110. Also, within ten (10) days after the Effective Date, the Sellers shall delegate nonexclusive and limited authority to Buyer’s Nevada regulatory counsel named in Section 10.2 of this Agreement to Seller’s CCB Accella account with regard to the Facility Licenses solely for the purposes of submitting and renewing applications required to effectuate the Transaction. The failure of the Sellers to provide a signed, notarized TOI within the time period as specified in the preceding sentence shall constitute a material breach by the Sellers.

(b) Buyer shall submit such notices and applications as required by Clark County Code Sections 8.60.210 and/or 8.65.210 to obtain a Regulatory Approval from the CCBL within thirty (30) days after Buyer’s receipt of the fully executed TOI (as set forth in the preceding subsection).

(c) The Parties shall mutually and diligently pursue Regulatory Approvals from the CCB and CCBL, including the obligation of the Sellers, Buyer and each of their respective officers, directors, managers, members, and/or owners to mutually cooperate and provide any information or response requested by the CCB within three (3) business days of the receipt of such request and between Buyer and the Sellers, notwithstanding any other provision herein, will provide any further information or take any action necessary to pursue Regulatory Approvals within fourteen (14) days after receipt of a written request from the other party. Further, in the event the CCB requests that the Parties provide an advance waiver of notice with respect to a specific CCB monthly hearing at which the Transaction is proposed to be heard, each Party agrees to execute such waiver as may be necessary so that the Transaction can be placed on the agenda for such CCB hearing.

2.6 Procedures for Non-Transferable Assets. If any asset, property or right included in the Purchased Assets that is not material to the operations of the Business may not be assigned or transferred either by virtue of the provisions thereof or under any applicable legal requirements without obtaining the requisite consent of any Governmental Authority (including any Regulatory Authority) or other third party, the Sellers shall use commercially reasonable efforts to obtain, as soon as reasonably possible after the Closing Date, any consents to assignment as are reasonably requested by Buyer that were not previously obtained. With respect to any such asset, property or right for which a necessary consent has not been obtained as of the Closing Date, if requested by Buyer, Seller shall enter into any reasonable arrangement with Buyer that is designed to give Buyer the practical benefits of such asset, property or right, without any additional cost to Buyer or the Sellers, to the extent permitted under applicable Laws.

2.7 Pre-Closing Payments.

(a) To induce the Sellers to enter into this Agreement and agree to perform their respective obligations hereunder and under the other Transaction Documents, Buyer shall make the following payments to the Escrow Agent by wire transfer in immediately available funds for deposit into the Escrow Account (collectively, the “Pre-Closing Payments”):

(i) Concurrently herewith, Buyer shall deliver the sum of $500,000 (the “First Pre-Closing Payment”) to the Escrow Agent for deposit into the Escrow Account;

(ii) (A) In the event that approval of this Agreement and the Transaction is not scheduled on the CCB’s publicly issued monthly hearing agenda to be heard prior to the four (4) month anniversary of the Effective Date, Buyer shall, on the four (4) month anniversary of the Effective Date, deliver the additional sum of $500,000 to the Escrow Agent for deposit into the Escrow Account (the “Second Pre-Closing Payment”) or (B) in the event that approval of this Agreement and the Transaction is scheduled on the CCB’s publicly issued monthly hearing agenda to be heard prior to the four (4) month anniversary of the Effective Date, Buyer shall deliver to the Escrow Agent, within three (3) Business Days after the date such monthly hearing agenda has been public issued, for deposit into the Escrow Account, a total amount equal to (x) the Total Pre-Closing Deposit, minus (y) the First Pre-Closing Payment (it being understood and agreed that, immediately after such deposit into the Escrow Account, there shall be no less than the Total Pre-Closing Deposit in the Escrow Account (excluding any interest or other earnings thereon);

(iii) (A) In the event that approval of this Agreement and the Transaction is not scheduled on the CCB’s publicly issued monthly hearing agenda to be heard prior to the eight (8) month anniversary of the Effective Date, Buyer shall, on the eight (8) month anniversary of the Effective Date, deliver the additional sum of $500,000 to the Escrow Agent for deposit into the Escrow Account (the “Third Pre-Closing Payment”) or (B) in the event that approval of this Agreement and the Transaction is scheduled on the CCB’s publicly issued monthly hearing agenda to be heard after the four (4) month anniversary of the Effective Date but prior to the eight (8) month anniversary of the Effective Date, Buyer shall deliver to the Escrow Agent, within three (3) Business Days after the date such monthly hearing agenda has been public issued, for deposit into the Escrow Account, a total amount equal to (x) the Total Pre-Closing Deposit, minus (y) the sum of the applicable First Pre-Closing Payment and the Second Pre-Closing Payment (it being understood and agreed that, immediately after such deposit into the Escrow Account, there shall be no less than the Total Pre-Closing Deposit in the Escrow Account (excluding any interest or other earnings thereon); and

(iv) In the event that approval of this Agreement and the Transaction is scheduled on the CCB’s publicly issued monthly hearing agenda to be heard after the eight (8) month anniversary of the Effective Date, Buyer shall deliver to the Escrow Agent, within three (3) Business Days after the date such monthly hearing agenda has been publicly issued, for deposit into the Escrow Account, a total amount equal to (A) the Total Pre-Closing Deposit, minus (B) the sum of the applicable First Pre-Closing Payment, the Second Pre-Closing Payment and the Third Pre-Closing Payment (it being understood and agreed that, immediately after such deposit into the Escrow Account, there shall be no less than the Total Pre-Closing Deposit in the Escrow Account (excluding any interest or other earnings thereon)).

(b) In the event it is determined at any time prior to the Outside Date that consummation of the Transaction pursuant to the terms of this Agreement cannot occur on or before the Outside Date, or the Closing otherwise fails to occur prior to the Outside Date, in each case solely by reason of a breach or failure to perform by Buyer of its representations, warranties, covenants or obligations under this Agreement or a wrongful termination of this Agreement by Buyer, then, as of the earlier to occur of the date it has been so determined or the Outside Date:

(i) In addition to the Sellers’ right to retain the Exclusive Dealing Fee pursuant to Section 9.3, the Sellers shall be entitled to receive and retain that portion of the Pre-Closing Payments previously deposited into the Escrow Account equal to $1,500,000 and, at the written request of the Sellers, Buyer shall execute and deliver Joint Release Instructions to the Escrow Agent instructing the Escrow Agent to immediately release and deliver such amount from the Escrow Account to the Sellers as designated therein; provided, however, that to the extent that the total amount of Pre-Closing Payments on deposit in the Escrow Account is less than $1,500,000, Buyer shall concurrently pay to the Sellers an additional amount in cash equal to such deficiency such that the Sellers shall have received the total amount of $1,500,000;

(ii) All outstanding amounts and other obligations then due and payable under the Arizona Seller Notes shall become immediately due and payable by the Arizona Buyer to the Arizona Sellers, without notice, presentment, demand, protest, notice of intention to accelerate, or other notice of any kind; and

(iii) The Arizona Sellers shall have no liability or obligation to indemnify the Arizona Buyer for any Tax Losses (as defined in the Arizona Assignment Agreement), whether under Section 8.05 of the Arizona Assignment Agreement or otherwise, and Buyer shall, at the written request of the Sellers, cause the Arizona Buyer to enter into a written agreement with the Arizona Sellers to evidence the release of the Arizona Sellers from any and all liabilities and obligations with respect thereto.

(c) In the event it is determined at any time prior to the Outside Date that consummation of the Transaction pursuant to the terms of this Agreement cannot occur on or before the Outside Date, or the Closing fails to occur prior to the Outside Date, in each case other than as provided in Section 2.7(b) above, then, as of the earlier to occur of the date it has been so determined and the Outside Date, at the written request of Buyer, the Sellers shall execute and deliver Joint Release Instructions to the Escrow Agent instructing the Escrow Agent to immediately release and deliver such amount from the Escrow Account to Buyer as designated therein.

ARTICLE III

PURCHASE CONSIDERATION

3.1 Purchase Price. The total price to be paid by Buyer for the Purchased Assets shall be an amount equal to (a)(i) the Base Purchase Price, plus (ii) the Inventory Value (collectively with the Base Purchase Price, the “Purchase Price”), plus (b) the assumption of the Assumed Liabilities. The Purchase Price (as determined for federal income tax purposes, including the Assumed Liabilities that are required to be treated as part of the Purchase Price for federal income tax purposes) shall be allocated among the Purchased Assets and the Assumed Liabilities as provided in the Allocation Schedule.

3.2 Payment of Purchase Price. The Purchase Price shall be payable to the Sellers as follows:

(a) At the Closing, the Exclusive Dealing Fee shall be applied to pay a portion of the Base Purchase Price;

(b) Not less than two (2) Business Days immediately prior to the Closing Date, the Parties shall execute and deliver Joint Release Instructions to the Escrow Agent instructing the Escrow Agent to release and deliver on the Closing Date all Escrowed Funds to the Sellers and such other Persons as designated therein and, at the Closing, all such Escrowed Funds shall be so released and delivered;

(c) At the Closing, Buyer shall execute and deliver the Seller Notes to the Sellers, respectively; and

(d) At the Closing, Buyer shall pay to the Sellers an additional amount (the “Additional Closing Payment”), by wire transfer of immediately available funds to one or more account(s) designated in writing by the Sellers prior to the Closing Date, equal to the sum of (i) the Inventory Value plus (ii) the Excess Cash Payment.

3.3 Allocation of purchase price. The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for tax purposes as shown on an allocation schedule to be finally agreed upon by the Parties before the Closing Date (the “Allocation Schedule”). A draft of the Allocation Schedule is set forth in Section 3.3 of the Disclosure Schedule. The Parties shall negotiate in good faith prior to the Closing to resolve any changes to the draft Allocation Schedule. The Allocation Schedule shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended. Buyer and the Sellers shall file all Tax Returns in a manner consistent with the final Allocation Schedule.

3.4 Tax Clearance. Prior to the Closing, the Sellers shall provide a clearance letter or other written evidence from the Nevada Department of Taxation and the Employment Security Division showing that all amounts due from the Sellers necessary to comply with the provisions of NRS 360.525 (sales and use taxes) and NRS 612.695 (unemployment contributions), respectively, have been paid or a certificate stating that no amount is due, or such evidence as Buyer may reasonably require to assure Buyer that the applicable obligations have been paid.

3.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (“Transfer Taxes”), if any, shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Sellers, when due. The party hereto required by applicable Law shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the other parties hereto shall cooperate with respect thereto and join in the execution of such Tax Returns to the extent required by applicable Law). Notwithstanding the foregoing, the term “Transfer Taxes” shall not include Taxes with respect to income of the Sellers or Seller Parent as a result of the Transaction.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

The representations and warranties contained in this Article 4 are qualified by the disclosures made in the Disclosure Schedule. Subject to the disclosures set forth in the Disclosure Schedule, or as expressly set forth herein, the Sellers hereby represent and warrant to Buyer, as of the Effective Date and the Closing Date, as follows:

4.1 Organization and Authority; Enforceability.

(a) Each Seller is duly formed, validly existing and in good standing under the Laws of the jurisdiction in which it is formed. Each Seller has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery by each Seller of this Agreement and any other Transaction Document to it is a party, the performance by such Seller of its obligations hereunder and thereunder and the consummation by such Seller of the Transaction have been duly authorized by all requisite limited liability action on the part of such Seller.

(b) This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of the Sellers, respectively, enforceable against them in accordance with their respective terms.

4.2 No Consents. Except as set forth in Section 4.2 of the Disclosure Schedule, no consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required by the Sellers in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents to which they are party or the consummation of the Transaction.

4.3 Title to Assets. At the Closing, the Sellers will have good and marketable title to the Purchased Assets, respectively, free and clear of any and all Liens other than the Permitted Liens. Immediately following the Closing, Buyer will acquire all of the Sellers’ right, title and interest in and to the Purchased Assets, respectively, free and clear of all Liens other than the Permitted Liens.

4.4 Compliance with Laws. To the best of Sellers’ knowledge, (a) the Sellers have complied in all material respects with all Laws, including NCCR Regulation 7, NRS Chapter 678B, NRS Chapter 678C and D, relating to the operation of the Business and the Facility Licenses, and (b) there are no facts, circumstances, actions or failures to act which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect and (c) the Sellers have disclosed all notices of deficiency received from the CCB during the past three (3) years.

4.5 Financial Statements. Complete copies of (a) an unaudited balance sheet of each Seller as of May 31, 2023 (the “May 2023 Balance Sheet”), and related unaudited statements of profit and loss for the year ended December 31, 2022 and for the calendar month ended May 31, 2023 (collectively, the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared by management based upon the books and records of the Sellers and in accordance with GAAP applied on a consistent basis throughout the period involved and fairly present in all material respects the financial condition of the Sellers as of the respective dates reflected therein and for the periods indicated. The Sellers maintain a standard system of accounting established and administered in accordance with GAAP.

4.6 Undisclosed Liabilities. As of the Closing, the Sellers will not have any Liabilities with respect to the Business except for (a) trade payables and other liabilities and obligations arising or incurred in the ordinary course of business since the date of the May 2023 Balance Sheet and (b) those that would not reasonably be expected to result in a Material Adverse Effect.

4.7 Certain Transactions. Seller has not entered into any transaction or incurred any liability or obligation that is material to the operation of Business outside of the ordinary course of business. The Sellers have not sold or transferred any of its assets, including the Purchased Assets, other than in the ordinary course of business consistent with their respective past practices.

4.8 Permits and Licenses. Seller holds all permits and licenses which are required by any Governmental Authority having jurisdiction over the Sellers to operate the Business, to own, lease and maintain its properties and assets and to carry on the Business as it is conducted on the Effective Date. All such permits and licenses, including the Facility Licenses, are in good standing and in full force and effect. Each Seller is in compliance in all material respects with such permits and licenses, and there are no proceedings, investigations or inquiries of any kind in progress pending or threatened, which relate to any of such permits or licenses. None of such permits or licenses are subject to any variances, conditions, waivers or other matters which are of a material nature. Each Seller has applied for, or received (as applicable), all renewals or re-registrations of all permits and licenses, which are required from any regulatory authority having jurisdiction over such Seller to operate the Business, which it requires, or is required to have to own, lease, and maintain its properties and assets and to carry on the Business. The Sellers have used their commercially reasonable efforts to maintain such permits and licenses in good standing.

4.9 Employees; Employment Matters. At the Effective Date: (a) The employees who provide services at the Paradise Facilities are employed by Vegas Retail and the employees who provide services at the Rainbow Facility are employed by Vegas Retail 2 and (b) to the Knowledge of the Sellers, the Sellers are in compliance in all material respects with all applicable Laws pertaining to employment and employment practices.

4.10 Tax Returns. The Sellers shall have filed all Tax Returns that are due and shall have paid all necessary sales, use, ad valorem, excise, or any other Taxes with respect to the Purchased Assets and the operations of the Business or, if Seller has not so filed and paid, shall remain liable to file all Tax Returns for periods on or prior to the date of the Closing Date and pay any state or federal income taxes incurred with respect to periods ending before the Closing Date that could affect the Purchased Assets after the Closing Date. This Section 4.10 shall not apply to Transfer Taxes or associated Tax Returns, which shall instead be governed by Section 3.5.

4.11 Material Contracts. Section 4.11 of the Disclosure Schedule sets forth the following Material Contracts (each a “Material Contract”) which are currently in effect and to which any Seller is a party or by which any Seller is legally bound:

(a) any agreement (or group of related agreements) for the lease of tangible personal property to or from any person providing for lease payments in excess of $25,000 per annum;

(b) any agreement (or group of related agreements) for the purchase or sale of supplies, products, or other tangible personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one (1) year, result in a loss to the Seller, or involve consideration in excess of $25,000 per annum;

(c) any agreement concerning a partnership or joint venture;

(d) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $25,000 per annum or under which it has imposed a Lien on any of its assets, tangible or intangible;

(e) any agreement concerning confidentiality, non-competition or non-solicitation entered into the ordinary course of business;

(f) any profit sharing, membership interest option, membership interest purchase, membership interest appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, members or managers;

(g) any collective bargaining agreement or labor peace agreement, and any documents related to the same to the extent any such collective bargaining agreement or labor peace agreement exists;

(h) any agreement for the employment or engagement as an independent contractor of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $25,000 or providing severance benefits;

(i) any agreement under which it has advanced or loaned money to any third party;

(j) any agreement under which the consequences of a default or termination could have a Material Adverse Effect;

(k) any settlement, conciliation or similar agreement with any Governmental Authority or which will require satisfaction of any obligations after the date hereof;

(l) any agreement, license or other contract under which (A) any Seller has licensed or otherwise granted rights in any Seller Intellectual Property to any Person or (B) any Person has licensed or sublicensed to any Seller, or otherwise authorized any Seller to use, any third-party Intellectual Property (other than licenses of internally used off-the-shelf or shrink-wrap software);

(m) any employment, consulting or sales or leasing representative agreement not cancelable by the Seller without penalty upon ninety (90) days or less written notice;

(n) any settlement agreement or other agreement in respect of any past or present claim involving payments in excess of $50,000;

(o) any agreement providing for indemnification to third parties other than pursuant to standard terms of contracts in the ordinary course of business;

(p) any other agreement (or group of related agreements) the performance of which involves aggregate consideration in excess of $50,000 per annum.

The Sellers have delivered (or cause to be delivered) to Buyer a correct and complete copy of each Material Contract. With respect to each Material Contract: (A) such Material Contract is a legal, valid and binding obligation of the Seller party thereto, enforceable against such Seller, and is in full force and effect; (B) neither such Seller or, the Knowledge of Sellers, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under such Material Contract; and (C) such Material Contract is not currently being renegotiated (nor has written demand for any renegotiation been made) and no party thereto has repudiated any provision of such Contract.

4.12 Related Party Transactions. There are no obligations or contracts between the Sellers, on the one hand, and any of its officers, directors, key employees or Affiliates of the Sellers, on the other hand, other than (a) for payment of salaries and other compensation for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Sellers, (c) benefits due under any employee benefit plans in which employees of the Sellers participate and (d) as set forth in Section 4.12 of the Disclosure Schedule.

4.13 Inventory. Except as set forth on Section 4.13 of the Disclosure Schedule, at the Closing, all Inventory will be owned by the Sellers, respectively, free and clear of any Liens (other than Permitted Liens), and will be located at the Paradise Facilities or the Rainbow Facility, as the case may be. All Inventory sold by the Sellers prior to the Effective Date was produced, packaged and labelled in all material respects in accordance with all applicable Laws and is fit for human consumption, not adulterated or misbranded and free of any defects. To the Knowledge of the Sellers, no recalls or withdrawals of products distributed or sold by the Sellers have been required or suggested by a Governmental Authority and no facts or circumstances exist that could reasonably be expected to result in any such recall or withdrawal.

4.14 No Brokers. Except as set forth in Section 4.14 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers or any of its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Sellers as of the Effective Date and the Closing Date as follows:

5.1 Organization and Authority; Enforceability.

(a) Buyer is duly formed, validly existing and in good standing under the Laws of the jurisdiction in which it is formed. Buyer has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. The execution and delivery by Buyer of this Agreement and any other Transaction Document to it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the Transaction have been duly authorized by all requisite limited liability action on the part of Buyer.

(b) This Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of Buyer enforceable against it in accordance with their respective terms.

5.2 No Consent. Except as set forth in Section 2.5 above, no consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by Buyer in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents to which it is a party or the consummation of the Transaction.

5.3 Sufficiency of Funds. Buyer has cash on hand or available funds from its Affiliates sufficient to enable Buyer to satisfy all of its financial obligations under this Agreement and the other Transaction Documents.

5.4 No Actions. There are no Actions pending or threatened against or by Buyer or any of their Affiliates that challenge or seek to prevent, enjoin or otherwise delay the Transaction. No event has occurred or circumstances exist that may reasonably give rise or serve as a basis for any such Action.

5.5 Investment Decision. Buyer has had an opportunity to discuss the Sellers’ businesses, management, financial and other affairs with the Sellers’ management and to inspect the Sellers’ facilities. Buyer has substantial experience in evaluating, investing, and/or acquiring companies in the Sellers’ industry, and has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of the Transaction and protecting its own interests.

5.6 No Brokers. Except for CLD Advisory LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

ARTICLE VI

COVENANTS

6.1 Conduct of Business Prior to the Closing. Between the Effective Date and the earlier of the date of termination of this Agreement and the Closing (the “Interim Period”), except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), the Sellers shall (a) conduct the Business in the ordinary course of business consistent with recent practice; (b) maintain Inventory quantity levels at the Dispensaries in amounts not to exceed those maintained in the ordinary course of business during the twelve month period prior to April 21, 2023; (c) preserve and maintain all of its material Permits; (d) pay all debts and Taxes when due; (e) comply in all material respects with all applicable Laws; (f) pay or perform other obligations in the ordinary course of the Business; (g) not to modify, terminate or transfer the Management Agreements, and (h) use all commercially reasonable efforts, consistent with past practices and policies, to preserve its present business organizations, keep available the services of its employees, preserve its relationships with key customers, suppliers and vendors, distributors, customer referral sources, licensors, licensees, and others having business dealings with it. During the Interim Period, the Sellers will promptly notify Buyer of any event or occurrence of which it receives knowledge, and that the Sellers reasonably believe would have a Material Adverse Effect.

6.2 Access to Information. During the Interim Period, the Sellers shall (a) reasonably afford Buyer and its Representatives access to and the right to inspect all of their properties, assets, premises, books and records, Contracts and other documents and data of the Sellers; and (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Business as Buyer or any of its Representatives may reasonably request. Notwithstanding the foregoing, within twenty (20) days after the end of each calendar month ending prior to the Closing Date, the Sellers shall provide Buyer with (i) point of sale data for the immediately preceding calendar month and (ii) unaudited profit and loss statements for the Sellers for the immediately preceding calendar month. At the written request of Buyer, Representatives of the Sellers shall meet with Buyer once in any calendar month, during normal business hours and at such time and in such manner as the Parties shall mutually agree, to discuss the ongoing financial performance and operations of the Business.

6.3 Confidentiality. Each of the Parties shall hold, and shall use its commercially reasonable best efforts to cause its officers, directors, managers, managing members, employees, Representatives and Affiliates to hold, in strict confidence from any Person, unless (a) compelled to disclose by judicial or administrative process (including in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated by this Agreement from any Court or Governmental Authority) or by other requirements of Law, or (b) disclosed in an action or proceeding brought by a Party in pursuit of its rights or in the exercise of its remedies, all documents and information concerning any other Party or any of its Affiliates furnished to it by any other Party or such other Party’s officers, directors, managers, managing members and agents in connection with this Agreement or the transactions contemplated by this Agreement (collectively, “Confidential Information”), except to the extent that such documents or information can be shown to have been (i) previously known by the Party receiving such documents or information, (ii) in the public domain (either prior to or after the furnishing of such documents or information) through no fault of such receiving party or (iii) later acquired by the receiving Party from another source if the receiving party is not aware and should not reasonably expect that such source is under an obligation to another Party to keep such documents and information confidential. Notwithstanding the foregoing, in the event of disclosure pursuant to clause (a) or (b) above, the Party required to disclose information shall (x) provide the Party whose information is to be disclosed with prompt notice of such requirement prior to disclosure to the extent permissible by Law, (y) provide the Party whose information is to be disclosed with reasonable information and assistance so that such Party can take reasonable measures to protect the information from disclosure and (z) use good faith efforts to limit what is disclosed to the maximum extent permissible under Law. The Parties agree not to use any Confidential Information of another Person for any purpose other than complying with obligations under this Agreement and completing the transactions contemplated by this Agreement. The Parties further agree that they shall only disclose Confidential Information to their officers, directors, managers, managing members, employees, Representatives and Affiliates on a “need-to-know” basis in connection with the purposes described in the preceding sentence. Notwithstanding anything else in this Section 6.3 to the contrary, any receiving Party may disclose Confidential Information to a third party with the prior written consent of the disclosing Party.

6.4 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), neither Buyer, the Sellers or their respective Affiliates shall make any public announcements in respect of this Agreement or the Transaction or otherwise communicate with any news media without the prior written consent of the other parties (which consent shall not be unreasonably withheld, delayed or conditioned). To the extent any public announcement is required to be made by Buyer, the Sellers or their respective Affiliates under applicable Law, the Parties shall use their commercially reasonable efforts to agree on the contents of such announcement prior to the issuance thereof. Without limiting the generality of the foregoing, prior to the Closing, the Parties shall mutually prepare a public announcement relating to this Agreement and the Transaction for use by the Parties at or in connection with the Closing.

6.5 Seller Intellectual Property. (a) Buyer shall not, and shall not permit its Affiliates to, use any Seller Intellectual Property in any manner whatsoever and (b) on the Closing Date, Buyer shall remove all references to “MedMen” or other Seller Intellectual Property in the signage used by the Sellers at the Facilities or otherwise in the conduct of the Business and shall not indicate in any way any association or affiliation with the Sellers or their Affiliates. The Sellers and their Affiliates reserve all right, title and interest in and to the Seller Intellectual Property and nothing in this Agreement or otherwise shall be construed as the grant of a license or other right of any kind granted by the Sellers or their Affiliates to Buyer or any of its Affiliates to use the Seller Intellectual Property, or own any interest therein.

6.6 Employees. Each Seller shall terminate all its employees effective as of the Closing Date for each of the Paradise Facilities and Rainbow Facility. Buyer, in its sole and absolute discretion, may hire any of the former employees of each Seller. Buyer will perform interviews and make decisions regarding the hiring of such employees on dates and times mutually agreed upon by the Parties.

6.7 Retention of Copies of Books and Records. The Parties agree that the Sellers shall provide to Buyer copies of all Books and Records existing on the Closing Date and the Parties may nonetheless use such Books and Records on a non-exclusive basis to the extent necessary in its sole discretion. Notwithstanding the foregoing, if after the Closing the Sellers cannot locate copies of any Books and Records that the Sellers had previously provided to Buyer and Buyer can locate and access such requested Books and Records, the Sellers or their Affiliates shall have the right to inspect and to make copies (at their own expense) of the same at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference.

6.8 Inventory Reconciliation. Within three (3) days immediately prior to the Closing Date, the Parties shall mutually conduct a physical count and reconciliation using the “METRC” platform of the Inventory to be purchased by Buyer under this Agreement.

6.9 Transfer of Certain Data. Within three (3) days immediately prior to the Closing Date, Seller will commence assisting Buyer with the transfer of all historical inventory, sales and any other tracking data used by the Sellers in the Business and required to be maintained by any Nevada Governmental Authority from Sellers’ proprietary systems to one or more similar systems owned by Buyer.

6.10 Further Assurances. Each of the Parties shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and effectuate the Transaction. Without limiting the generality of the foregoing, each Party shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under this Agreement, applicable Law or otherwise, and to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and other Persons reasonably necessary to consummate the Transaction.

6.11 Customer Data License. The Sellers hereby grant to Buyer a limited, irrevocable, royalty-free, non-exclusive, non-sub-licensable license and right to copy and use the Customer Data solely in the Business. Buyer expressly acknowledges, agrees and confirms that the Sellers exclusively own and control the Customer Data and that the Sellers may copy, distribute, and use the Customer Data at any time without any notice to or consent from Buyer.

6.12 Policies and Procedures License. The Sellers hereby grant to Buyer a limited, irrevocable, royalty-free, non-exclusive, non-sub-licensable license and right to copy and use, the Policies and Procedures for a period commencing on the Closing Date and ending on the six (6) month anniversary of the Closing Date. Buyer expressly acknowledges, agrees and confirms that the Sellers exclusively own and control the Policies and Procedures and that the Sellers may copy, distribute, and use the Policies and Procedures at any time without any notice to or consent from Buyer.

ARTICLE VII

CLOSING; CONDITIONS TO CLOSING

7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Transaction contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures (or their electronic counterparts), at 9:00 a.m., Pacific time (but shall be deemed effective at 12:01 a.m., Pacific time), on the third (3rd) Business Day after the date that all of the conditions to Closing set forth in this Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as the Parties may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date.”

At the written request of Buyer, the Parties may conduct the closing relating to the purchase and sale of the Purchased Assets owned or held for use by Vegas Retail (the “Vegas Retail Purchased Assets”) and the Purchased Assets owned or held for use by Vegas Retail 2 (the “Vegas Retail 2 Purchased Assets”) on separate days, and such closings need not be conducted simultaneously. In such event: (a) the Base Purchase Price allocated to Vegas Retail will be paid, and Inventory owned by Vegas Retail will be paid for, at the closing of the purchase and sale of the Vegas Retail Purchased Assets and the Base Purchase Price allocated to Vegas Retail 2 will be paid, and Inventory owned by Vegas Retail 2 will be paid for, at the closing of the purchase and sale of the Vegas Retail 2 Purchased Assets; and (b) the conditions to closing in this Article VII relating to the purchase and sale of the Vegas Retail Purchased Assets will be required to be satisfied at the closing of such purchase and sale and the conditions to closing in this Article VII relating to the purchase and sale of the Vegas Retail 2 Purchased Assets will be required to be satisfied at the closing of such purchase and sale.

7.2 Conditions to Obligations of All Parties. The obligations of each of the Parties to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) No Restraint. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect as of the Closing and has the effect of making the Transaction illegal, otherwise restraining or prohibiting consummation of such Transaction or causing any part of the Transaction contemplated hereunder to be rescinded following completion thereof.

(b) Regulatory Approvals. All Regulatory Approvals required to consummate the Transaction have issued, including the approvals of the CCB and the CCBL described in Section 2.5.

7.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Sellers in Article IV that are qualified as to materiality or words of similar import shall be true and correct in all respects, and those representations and warranties not so qualified shall be true and correct in all material respects, on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) The Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Closing Documents. The Sellers shall have delivered to Buyer the following documents:

(i) A Bill of Sale, dated as of the Closing Date and duly executed by the Sellers;

(ii) The Assignment and Assumption Agreement, dated as of the Closing Date and duly executed by Sellers;

(iii) A certificate or certificates in compliance with Treasury Regulations Section 1.1445-2 of the Code and any IRS or Treasury Department guidance thereunder, certifying that the Transaction is exempt from withholding under Sections 1445 of the Code; and

(iv) Such other agreements, instruments and documents as Buyer may reasonably request to effectuate the consummation of the Transaction.

(d) Certain Lease Documents. The Sellers shall have delivered to Buyer the following documents:

(i) An assignment and assumption of lease and landlord consent with respect to the Paradise Office Master Lease, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, 4503 Paradise Office and the Paradise Landlord;

(ii) An assignment and assumption of sublease and landlord consent with respect to the Paradise Office Sublease, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, 4503 Paradise Office, Vegas Retail and the Paradise Landlord;

(iii) An assignment and assumption of lease and landlord consent with respect to the Paradise Retail Master Lease, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, 4503 Paradise Retail and the Paradise Landlord;

(iv) An assignment and assumption of sublease and landlord consent with respect to the Paradise Retail Sublease, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, 4503 Paradise Retail, Vegas Retail and the Paradise Landlord;

(v) An assignment and assumption of lease and landlord consent with respect to the Rainbow Lease, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, Vegas Retail 2 and the Rainbow Landlord;

(vi) An assignment and assumption of the Paradise Signage License Agreement, in form and substance reasonably satisfactory to the Parties, duly executed by Buyer, Vegas Retail and the Paradise Landlord; and

(vii) An assignment and assumption of Guaranty and landlord (or licensor) consent with respect to each of the three MME Parent Guaranties, in form and substance reasonably satisfactory to the Parties, duly executed by the parties thereto, respectively.

(e) Seller Closing Certificates. The Sellers shall have delivered (or caused to be delivered) to Buyer: (i) an officer’s certificate, in form and substance reasonably satisfactory to Buyer, dated the Closing Date and signed by a duly authorized officer or manager of the Sellers, certifying that each of the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied, and (ii) a manager’s certificate, in form and substance reasonably satisfactory to Buyer, dated the Closing Date and signed by a duly authorized officer or the manager of the Sellers, certifying that attached thereto are true and complete copies of all organizational documents of the Sellers and resolutions adopted by or on behalf of the Sellers authorizing the execution, delivery and performance of this Agreement and the consummation of the Transaction, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transaction.

(f) Tax Clearance. The Sellers shall have delivered (or caused to be delivered) to Buyer a tax clearance letter or other written evidence from the State of Nevada Department of Taxation and the Employment Security Division required to be delivered under Section 3.4.

(g) Transaction Fees. The Sellers shall have paid all fees, costs and expenses incurred by or on behalf of them in connection with the preparation, execution and delivery of this Agreement and the consummation of the Transaction.

(h) Inventory Reconciliation. The Parties shall have conducted and finalized the Inventory physical count and reconciliation described in Section 6.8.

7.4 Conditions to Obligations of Sellers. The obligations of each of the Sellers to consummate the Transaction shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer in Article V shall be true and correct in all respects, on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Covenants. Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Release of Escrowed Funds; Additional Closing Payment. Buyer shall have (i) executed Joint Written Instructions as provided in Section 3.2, such signed Joint Written Instructions shall have been delivered to the Escrow Agent and the Sellers shall have received all Escrowed Funds and (ii) paid the Additional Closing Payment to the Sellers as provided in Section 3.2(d).

(d) Certain Other Closing Documents. Buyer shall have delivered to the Sellers the following documents:

(i) The Assignment and Assumption Agreement, dated the Closing Date and duly executed by Buyer;

(ii) The Escrow Agreement, dated the Closing Date and duly executed by Buyer and the Escrow Agent; and

(iii) such other agreements, instruments and documents as any Seller may reasonably request to effectuate the consummation of the Transaction.

(e) Note Documents. Buyer shall have delivered to the Sellers the following documents:

(i) The Seller Notes, dated the Closing Date and duly executed by Buyer;

(ii) The Equity Pledge Agreement, dated the Closing Date and duly executed by Buyer Parent;

(iii) The Security Agreement, dated the Closing Date and duly executed by Buyer; and

(iv) Deposit Account Control Agreements (as defined in the Security Agreement), duly executed by the applicable Grantor (as defined in the Security Agreement) and the banks or other financial institutions at which each such Grantor’s deposit and similar accounts are maintained.

(f) Certain Lease Documents. Buyer shall have delivered to the Sellers the documents listed in Section 7.3(d), duly executed by Buyer and the Paradise Landlord, the Rainbow Landlord and the Buyer Parent, respectively.

(g) Buyer Closing Certificate. Buyer shall have delivered (or caused to be delivered) to the Sellers: (i) an officer’s certificate, in form and substance reasonably satisfactory to the Sellers, dated the Closing Date and signed by the Chief Executive Officer or equivalent officer or manager of Buyer, certifying that each of the conditions set forth in Sections 7.4(a) and 7.4(b) have been satisfied, and (ii) a manager’s certificate, in form and substance reasonably satisfactory to the Sellers, dated the Closing Date and signed by the manager of Buyer, certifying that attached thereto are true and complete copies of the organizational documents of Buyer and all resolutions adopted by the manager, managing member or board of managers, as applicable, by or on behalf of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transaction, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transaction.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the eighteenth (18th) month anniversary of the Closing Date; provided, however, that the representations and warranties of (a) the Sellers in Section 4.1 (Organization and Authority; Enforceability) and Section 4.2 (No Consent) and (b) Buyer in Section 5.1 (Organization and Authority; Enforceability) and Section 5.2 (No Consent) (collectively, the “Fundamental Representations”) shall survive indefinitely. All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) by written notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2 Seller Indemnification. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Sellers shall, jointly and severally, indemnify and hold harmless Buyer and its Representatives (collectively, the “Buyer Indemnified Parties”) from and against, and shall pay and reimburse each of them for, any and all Losses reasonably incurred by the Buyer Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a) any material inaccuracy in, or material breach of, any of the representations or warranties of the Sellers contained in this Agreement or in any certificate or instrument delivered by the Sellers pursuant to this Agreement or any other Transaction Document;

(b) any breach or non-fulfillment in any material respect of any covenant, agreement or obligation to be performed by the Sellers pursuant to this Agreement or any other Transaction Document;

(c) the Excluded Liabilities; and

(d) any Third Party Claims arising out of or resulting from the operation of the Business during the Pre-Closing Period.

8.3 Buyer Indemnification. Subject to the terms and conditions of this Article VIII, from and after the Closing, Buyer shall indemnify and hold harmless each Seller and its Affiliates and Representatives (collectively, the “Seller Indemnified Parties”) from and against, and shall pay and reimburse each of them for, any and all Losses reasonably incurred by the Seller Buyer Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a) any material inaccuracy in, or material breach of, any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by Buyer pursuant to this Agreement or any other Transaction Document;

(b) any breach or non-fulfillment in any material respect of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any other Transaction Document;

(c) the Assumed Liabilities; and

(d) any Third Party Claims arising out of or resulting from the operation of the Business from and after the Closing Date.

8.4 Limitations on Seller Indemnification.

(a) Deductible. No Buyer Indemnified Party shall be entitled to indemnification for Losses resulting from, or arising out of, breaches and inaccuracies of representations or warranties pursuant to Section 8.2(a) or breaches of covenants pursuant to Section 8.2(b) unless and until the aggregate amount of all Losses for which the Buyer Indemnified Party shall be entitled to indemnification under Section 8.2(a) and/or Section 8.2(b) (as limited by the other provisions of this Article VIII)) exceeds $200,000 (the “Deductible”); provided, however, that indemnification in respect of Losses arising out of (i) a breach of any Fundamental Representations of the Sellers pursuant to Section 8.2(a) and (ii) any Tax Losses shall not be subject to, nor be included in the calculation of, the Deductible.

(b) Total Liability Cap. In no event shall the total amount of all Losses for which the Buyer Indemnified Parties shall be entitled to indemnification resulting from, or arising out of, breaches and inaccuracies of representations or warranties pursuant to Section 8.2(a) or breaches of covenants or agreements pursuant to Section 8.2(b) exceed fifteen percent (15%) of the Purchase Price (the “Total Liability Cap”); provided, however, that any indemnification by the Sellers in respect of indemnifiable Losses (i) arising out of a breach of any Fundamental Representations of the Sellers pursuant to Section 8.2(a), (ii) that constitute Tax Losses or (iii) resulting from actual fraud shall not be subject to, nor be included in the calculation of, the Total Liability Cap; provided further, however, that notwithstanding anything to the contrary, in no event shall the Sellers (or any of them) be obligated to pay an aggregate amount in respect of all indemnification obligations under this Article VIII or otherwise that exceeds the Purchase Price.

8.5 Tax Indemnification. Subject to the provisions of this Article VIII, the Sellers shall indemnify and hold harmless each Buyer Indemnified Party from and against any of the following (collectively, “Tax Losses”) solely to the extent such Tax Losses are attributable to the Pre-Closing Period: (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 4.10; and (b) all Taxes of the Sellers relating to the Business.

8.6 Claims Procedures.

(a) Subject to Section 8.7 with respect to Third Party Claims, any party seeking indemnification hereunder (the “Indemnified Party”) shall deliver to the Party purportedly obligated to provide indemnification to such Indemnified Party (the “Indemnifying Party”) a written notice (a “Claim Notice”), which shall be delivered promptly after the Indemnified Party becomes aware of the basis for a claim for indemnification hereunder and which shall describe in reasonable detail the facts giving rise to such claim, shall include copies of any material written evidence thereof and shall include in such Claim Notice the amount, or the method of computation of the amount, of Losses arising from such claim (if known or reasonably ascertainable) and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that the failure or delay of the Indemnified Party to provide a Claim Notice promptly to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure. The Indemnifying Party shall have thirty (30) calendar days after its receipt of a Claim Notice to respond in writing to it by accepting such Claim Notice or objecting to such Claim Notice. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnifying Party shall immediately pay such Losses to the Indemnified Party. If the Indemnifying Party fails to promptly pay such Losses, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(b) After the timely delivery of a response to a Claim Notice by the Indemnifying Party pursuant to Section 8.6, the amount of indemnification to which an Indemnified Party may be entitled under this Article VIII shall be determined (i) by a written agreement between the Indemnified Party and the Indemnifying Party, (ii) by any other means to which the Indemnified Party and the Indemnifying Party shall mutually agree or (iii) by legal action.

(c) Any Losses incurred by the Buyer Indemnified Parties that are subject to indemnification by the Sellers pursuant to this Article VIII shall be effected, at the sole option of the Sellers, first, by reducing the then-outstanding aggregate principal balance of the Seller Notes in an amount equal to the amount of indemnifiable Losses as of the date of determination and, second, if the then-outstanding aggregate principal balance of the Seller Notes is zero or the Sellers otherwise determine, by wire transfer of immediately available funds from or on behalf of the Sellers to an account designated by Buyer in writing.

8.7 Third Party Claims.

(a) Promptly (and in no event more than five (5) Business Days) after an Indemnified Party receives notice or otherwise obtains knowledge of any actual or possible claim, demand, suit, action, arbitration, investigation, audit, inquiry or proceeding that has been or may be brought or asserted by a third party against such Indemnified Party and with respect to which such Indemnified Party intends to make an indemnification claim under this Section 8.7(a) (such actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding by a third party (including any Governmental Authority) being referred to as a “Third Party Claim”), the Indemnified Party shall deliver to the Indemnifying Party a written notice stating in reasonable detail the nature and basis of such Third Party Claim and the dollar amount of such Third Party Claim, to the extent known; provided, that the failure to give such notice in the time specified above shall not relieve the Indemnifying Party of its obligations under this Section 8.7(a), except to the extent that the Indemnifying Party is materially prejudiced thereby.

(b) The Indemnifying Party shall have the right, at its sole option, to assume the defense of any Third Party Claim against an Indemnified Party with counsel of its own choice and at the expense of the Indemnifying Party by providing written notice of such intent to the Indemnified Party within ten (10) days of receipt of notice of the Third Party Claim by the Indemnifying Party, which notice shall confirm the Indemnifying Party’s agreement to indemnify the Indemnified Party in accordance with the terms and conditions of this Agreement for any Losses incurred in connection with or as a result of such Third Party Claim; provided, however, that the Indemnifying Party shall not be entitled to assume such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the reasonable fees and expenses of one counsel retained by the Indemnified Party that is reasonably acceptable to the Indemnifying Party, (i) to the extent the claim for indemnification is in connection with any criminal proceeding, action, indictment, allegation or investigation against or targeting the Indemnified Party, (ii) if the claim is a motion for a temporary restraining order or preliminary injunction against the Indemnified Party, (iii) there exists a material conflict of interest (other than one of a monetary nature) that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party or (iv) the Indemnifying Party fails to vigorously prosecute or defend such claim. If the Indemnifying Party elects to assume the defense of any such Third Party Claim in accordance with the preceding sentence, then:

(i) The Indemnifying Party shall defend such Third Party Claim in good faith by appropriate actions diligently pursued, and the attorneys’ fees of the Indemnifying Party’s counsel and other defense costs incurred by the Indemnifying Party shall be borne and payable by the Indemnifying Party;

(ii) Notwithstanding anything to the contrary contained in this Agreement, except as set forth in Section 8.7(b)(iii), the Indemnified Party shall not be entitled to be indemnified for any costs or expenses incurred by the Indemnified Party in connection with the defense of such Third Party Claim following the Indemnifying Party’s election to assume the defense of such Third Party Claim in accordance with this Section 8.7;

(iii) The Indemnified Party shall be entitled, but not obligated, to participate in and monitor (but not control) such defense at its own expense; provided, however, that the Indemnified Party shall be entitled, at the Indemnifying Party’s expense, to retain one firm of separate counsel of its own choosing if the named parties in any such Third Party Claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel that representation of both sets of parties by the same counsel would be inappropriate due to actual or potential conflicts in connection with the defense of the Third Party Claim;

(iv) The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party, execute and deliver such documents as shall be reasonably required in connection with the foregoing and make available to the Indemnifying Party all books, records and other documents and materials that are under the direct or indirect control of the Indemnified Party and that the Indemnifying Party considers necessary or desirable, in good faith, for the defense of such Third Party Claim; provided, that the Indemnified Party shall not be required to provide materials to the Indemnifying Party that, based on advice of counsel, would reasonably be expected to constitute a waiver of the attorney client privilege or other privilege under applicable Law;

(v) Subject to the limitations on settlement of Third Party Claims set forth in this Section 8.7, the Indemnified Party shall execute such documents and take such other actions, at the expense of the Indemnifying Party, as the Indemnifying Party may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Third Party Claim;

(vi) The Indemnified Party shall cooperate, at the Indemnifying Party’s expense, as reasonably requested by the Indemnifying Party in the defense of such Third Party Claim; and

(vii) The Indemnified Party shall not admit, and shall use reasonable efforts to ensure that its Affiliates do not admit, any liability with respect to such Third Party Claim.

(c) If the Indemnifying Party does not elect to assume the defense of such Third Party Claim within the ten (10) day period specified in Section 8.7(b), or such shorter period as may be required by the applicable proceeding, then the Indemnified Party shall (upon written notice to the Indemnifying Party) be entitled to undertake the defense and settlement of such Third Party Claim, and the Indemnifying Party shall be liable for, subject to the limitations set forth in this Article VIII, all Losses incurred by the Indemnified Party in conducting such defense or settlement of such Third Party Claim and for any final judgment (subject to any right of appeal).

(d) In the event the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall keep the Indemnified Party reasonably informed of the progress of any such defense, compromise or settlement, and in the event the Indemnified Party assumes the defense of a Third Party Claim, the Indemnified Party shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(e) Neither the Indemnifying Party nor the Indemnified Party shall settle or compromise any Third Party Claim without the consent of the other party (which consent shall not be unreasonably withheld or delayed) unless such judgment, compromise or settlement, (i) when settled by the Indemnifying Party, provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the full and general release of the Indemnified Parties from all liabilities arising or relating to, or in connection with, the Third Party Claim, and (iii) involves no finding or admission of any violation of Law or the rights of the Indemnified Parties. No settlement or compromise of a Third Party Claim without the consent of the Indemnifying Party or Indemnified Party shall be deemed to be dispositive with respect to the existence of an indemnifiable claim or the amount of Losses resulting from such claim.

(f) Notwithstanding the foregoing, if a Third Party Claim seeks relief other than the payment of monetary damages or would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, then the Indemnified Party alone shall, at the Indemnifying Party’s expense, be entitled to contest, defend, compromise and settle (subject, with respect to any such settlement, to obtaining the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed) such Third Party Claim in the first instance and, if the Indemnified Party does not contest, defend, compromise or settle such Third Party Claim, the Indemnifying Party shall then have the right to contest and defend (but not settle or compromise without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld) such Third Party Claim.

8.8 Subrogation; Mitigation.

(a) Any Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party may have against any other Person with respect to any Losses paid by the Indemnifying Party.

(b) Promptly after any Indemnified Party becomes aware of any event or circumstance that could reasonably be expected to constitute or give rise to a claim for indemnification under this Section 8.8, such Indemnified Party shall take all commercially reasonable steps to mitigate and minimize all Losses that may result from such event or circumstances.

8.9 Materiality. For purposes of calculating the existence of a breach and the amount of Losses for which an Indemnified Party is entitled to indemnification pursuant to this Article VIII, the representations, warranties and other provisions contained in this Agreement shall be deemed to have been made without any qualifications as to “material,” “materiality,” “in all material respects,” Material Adverse Effect or similar qualifications.

8.10 Reduction in Losses. The amount of any Losses subject to indemnification under this Article VIII shall be reduced by any insurance proceeds, indemnification payments, contribution payments or reimbursements or other amounts actually recovered by the Indemnified Parties under applicable insurance policies with respect to claims related to such Losses (net of any deductible amounts and any other costs or expenses incurred in connection therewith).

8.11 Tax Consequences of indemnification Payments. All payments (if any) made pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

8.12 Exclusive Remedy. Other than claims for actual fraud, criminal activity or willful misconduct, the indemnification provisions of this Article VIII shall be the sole and exclusive remedies available to the Buyer Indemnified Parties and the Seller Indemnified Parties as to all claims arising under or relating to this Agreement and the transactions contemplated by this Agreement. For purposes of this Agreement, the term “actual fraud,” when used with respect to the Sellers, shall mean that the Sellers shall have willfully and knowingly committed fraud against Buyer, with the specific intent to deceive and mislead Buyer, by making the representations and warranties contained in this Agreement or in any Disclosure Schedule, certificate or other document pursuant hereto, and for which the Sellers shall have common law liability and shall be liable solely for the Losses resulting from such actual fraud; provided, that, for the avoidance of doubt, the term “actual fraud” shall expressly exclude recklessness, gross negligence and constructive fraud.

8.13 No Personal Liability. No current or former member, manager, stockholder, director, officer, employee, Affiliate or Representative of the Parties, respectively, shall have any personal or individual liability of any nature with respect to any breach or inaccuracy of any representation or warranty set forth in, or any other breach of, this Agreement or the Transaction.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Sellers and Buyer; or

(b) by Buyer, by written notice to the Sellers, if Buyer is not then in breach of any provision of this Agreement or the Closing cannot occur through no fault of Buyer, and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Sellers pursuant to this Agreement that would give rise to the failure of any of the closing conditions specified in Section 7.3, and such material breach, inaccuracy or failure to perform has not been cured by the Sellers within twenty (20) days after the Sellers’ receipt of such written notice of such breach, inaccuracy or failure from Buyer; or

(c) by the Sellers, by written notice to Buyer, if the Sellers are not then in breach of any provision of this Agreement or the Closing cannot occur through no fault of the Sellers, and there has been material breach of, material inaccuracy in or failure to perform of any representation, warranty, covenant or agreement made by Buyer under this Agreement that would give rise to the failure of any of the conditions specified in Section 7.4 and such material breach, inaccuracy or failure has not been cured by Buyer within twenty (20) days after Buyer’s receipt of written notice of such breach, inaccuracy or failure to perform from the Sellers; or

(d) by Buyer, by written notice to the Sellers, if the actions taken by any Governmental Authority frustrates the purpose of the Transaction. For purposes of this clause (d), the Transaction would be deemed “frustrated” if both (a) the action of any Governmental Authority prohibits or declares unlawful (other than with respect to Federal laws concerning or effecting state legal cannabis businesses) or otherwise frustrates in any material respect Buyer’s intended use of the Facility Licenses and (b) the Parties are unable to propose a feasible way of either avoiding such interference or to reorganize the Parties’ arrangements under this Agreement with respect to the Transaction so as to eliminate or minimize the effect of any such material interference, within a period of ninety (90) days of Buyer notifying the Sellers in writing of such interference (including by taking legal action in respect of such interference). Any such written notice by Buyer to the Sellers of such interference must include a reasonably detailed description of the action taken by the Governmental Authority and the resulting prohibition, declaration of unlawfulness or material impairment, frustration or interference of purpose; or

(e) by Buyer or the Sellers, if the Closing does not occur on or prior to eighteen (18) month anniversary of the Effective Date (or such other date as may be mutually agreed upon by the Parties, the “Outside Date”).

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (a) under Section 2.7, Section 6.3, this Article IX and Article X and (b) nothing herein shall relieve any Party from liability for any willful or intentional breach of any provision hereof.

9.3 Return of Exclusive Dealing Fee. The Parties acknowledge and agree that the Exclusive Dealing Fee previously paid by Buyer to or on behalf of the Sellers as described in the Recitals shall be retained by the Sellers and shall not be returnable to Buyer for any reason whatsoever except under the following express circumstances:

(a) If the Parties are unable to obtain all Regulatory Approvals necessary to consummate the Transaction after using their respective best efforts to obtain the same on or before the Outside Date (subject to extension as provided in clause (b) below), the Exclusive Dealing Fee shall be returned to Buyer (without interest);

(b) If the Facility Licenses are not in good standing at the time of the Closing and the Parties are unable to cause the Facility Licenses to be reinstated in good standing within ninety (90) days after written notification by either Party that the Facility Licenses are not in good standing, the Exclusive Dealing Fee shall be returned to Buyer (without interest);

(c) If Buyer terminates this Agreement pursuant to Section 9.1(b) or (d), the Exclusive Dealing Fee shall be returned to Buyer (without interest);

(d) If the Paradise Landlord or the Rainbow Landlord, as the case may be, has the contractual right not to consent to an assignment of its Lease to Buyer and such Landlord refuses to consent to such assignment and such refusal is not in violation of the terms of such Lease, the Exclusive Dealing Fee shall be returned to Buyer (without interest).

ARTICLE X

GENERAL PROVISIONS

10.1 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including the fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such fees, costs and expenses, whether or not the Closing shall have occurred.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):

If to any Seller, to:	MedMen Enterprises, LLC 8740 S. Sepulveda Blvd., Suite 105 Los Angeles, CA 90045 Attention: Legal Email: legal@medmen.com

With a copy to (which shall not constitute notice):	Raines Feldman LLP 1900 Avenue of the Stars, 19th Floor Los Angeles, CA 90067 Attention: Jonathan D. Littrell Email: jlittrell@raineslaw.com

If to Buyer, to:	Retail Facilities Operations NV, LLC 5210 S. Priest Dr. Guadalupe, Arizona 85283 Attn: Nicholas Scavio, Esq. Email: nicholas@brightroot.com

With a copy to (which shall not constitute notice):	Armstrong Teasdale LLP 7160 Rafael Rivera Way, Suite 320 Las Vegas, Nevada 89113 Attn: Alicia R. Ashcraft, Esq. Email: aashcraft@atllp.com

10.3 Interpretation. The headings contained in this Agreement and the other Transaction Documents are for convenience of reference only and are not to be considered in construing or interpreting hereof or thereof. All section, preamble, recital, party, Exhibit and Disclosure Schedule references contained in this Agreement and the other Transaction Documents to this Agreement or such other Transaction Document, as applicable, unless otherwise stated. Unless the context clearly requires otherwise, the use of the word “including” is not limiting and the use of the word “or” has the inclusive meaning represented by the phrase “and/or” and the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement or the other Transaction Document, as applicable, as a whole. References in this Agreement and the other Transaction Documents to any agreement or other document “as amended” or “as amended from time to time,” or amendments of any agreement or document, shall include any amendments, supplements, restatements, replacements, renewals, refinancings or other modifications thereto or to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The definitions of terms herein shall apply equally to the singular and plural forms of the terms so defined. No party, nor its counsel, shall be deemed the drafter of this Agreement or any other Transaction Document for purposes of construing the provisions hereof or thereof. Accordingly, all provisions of this Agreement and each other Transaction Document shall be construed in accordance with their fair meaning, and not strictly for or against any party. This Agreement and the other Transaction Documents have been negotiated by, and entered into between or among, persons that are sophisticated and knowledgeable in business matters. Accordingly, any rule of law or legal decision that would, notwithstanding any of the foregoing provisions, require interpretation of this Agreement and the other Transaction Documents against the party deemed the drafter thereof shall not be applicable and is irrevocably and unconditionally waived.

10.4 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the greatest extent possible.

10.5 Entire Agreement. This Agreement, together with the Exhibits (including the Disclosure Schedule) and the other Transaction Documents, constitute the sole and entire understanding and agreement among the Parties with respect to the subject matter contained herein and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, including, to the extent it applies to the Transaction, (a) that certain Term Sheet dated April 21, 2023, among Buyer Parent, the Sellers and certain Affiliates of the Sellers and (b) that certain Confidentiality, Non-Disclosure and Non-Circumvention Agreement dated February 22, 2023 between Seller Parent and Buyer Parent. In the event of any inconsistency between the statements in the body of this Agreement and the Exhibits (other than an exception expressly set forth as such in the Disclosure Schedule), the statements in the body of this Agreement will control.

10.6 No Assignment; Successors and Assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

10.7 No Third Party Beneficiaries. Except as provided in Article VIII, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Amendment And Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.9 Federal Government Action. The Parties hereby acknowledge that they are aware of and fully understand that despite the State of Nevada’s medical cannabis laws and the terms and conditions of this Agreement, Nevada medical cannabis cultivators, transporters, distributors or possessors may still be arrested by federal officers and prosecuted under federal law. In the event of a federal arrest, seizure, or prosecution action associated with the Parties’ activities described herein, the Parties agree to hold each other and their respective attorneys harmless for actions undertaken by such Party and agree to be individually responsible for any attorneys’ fees associated with defending such actions. The Parties also agree to waive illegality as a defense to any contract enforcement action related to this Agreement and brought by any Party against another Party.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction).

10.11 Alternative Dispute Resolution; Waiver of Jury Trial. Any controversy, claim or dispute (including the determination of the scope or applicability of this Agreement to arbitrate) between the Sellers, on the one hand, and Buyer, on the other hand, arising out of or relating to this Agreement or any other Transaction Document (a “Dispute”) that cannot be resolved by good faith negotiations between such Parties shall be resolved in accordance with the procedures specified in this Section 10.11, which will be the sole and exclusive procedures for the final resolution of any Dispute. The Parties intend that these provisions will be valid, binding, enforceable and irrevocable and will survive any termination of this Agreement.

(a) Any Dispute will be submitted to final and binding arbitration with the JAMS Las Vegas Mediation, Arbitration and ADR Service (“JAMS”) located in the City of Las Vegas, State of Nevada, to be conducted in accordance with the provisions of JAMS’ Comprehensive Arbitration Rules and Procedures as in effect at the time of the arbitration. The arbitration will be conducted by a panel of three (3) arbitrators appointed by JAMS in accordance with its rules. The parties to any such arbitration proceeding may obtain discovery in aid of the arbitration to the fullest extent permitted by Law. All discovery disputes shall be resolved by the arbitrators. In the event of an arbitration, each Party will initially pay the fees of its attorneys, the expenses of their witnesses and any other expenses connected with presenting their claim. Other costs of the arbitration, including the fees of the arbitrators, cost of any record or transcript of the arbitration, administrative fees, and other fees and costs shall be borne one-half by Buyer and one-half by the Sellers. The arbitrators shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted in the state and federal courts in the State of Nevada to resolve a disputed matter. The arbitrators shall have the power to award, and shall award, to the substantially prevailing Party the reimbursement of all of such Party’s reasonable attorneys’ fees, costs and expenses (including expert fees) as well as such administrative fees in connection with such arbitration. Any dispute as to the reasonableness of any fee or cost will be resolved by the arbitrators.

(b) Except as may be necessary to enter judgment upon the award or to the extent required by applicable Law, all claims, defenses and proceedings (including the existence of a controversy and the fact that there is an arbitration proceeding) will be treated in a confidential manner by the arbitrators and all those involved in the proceeding. Any controversy relating to the arbitration presented to a court will be filed under seal to the extent permitted by Law. An arbitration award rendered pursuant to this Section 10.11(b) will be final and binding on the Parties and may be submitted to a court of competent jurisdiction for entry of a judgment thereon.

(c) In interpreting this Agreement, the arbitrator shall be bound by and follow the substantive law of the State of Nevada. To the extent applicable and not inconsistent with this Section 10.11, the arbitrator shall apply the Federal Rules of Civil Procedure.

(d) Any filing or administrative fees shall be borne initially by the party requesting administration by JAMS. If both parties request such administration, the fees shall be borne initially by the party incurring such fees as provided by the rules of JAMS. The initial fees and costs of the arbitrator shall be borne equally by the parties. The prevailing party in any arbitration, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled to reimbursement from the other party(ies) for all of such prevailing party’s costs (including the costs of the arbitration or related proceeding, the arbitrator’s compensation and all attorneys’ fees and expenses).

(e) The arbitrator shall render an award and written opinion, and the award shall be final and binding upon the parties. If any of the provisions of this Section 10.11 are determined to be unlawful or otherwise unenforceable, in whole or in part, such determination shall not affect the validity of the remainder of this Section 10.11, and this Section 10.11 shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible and to insure that the resolution of all conflicts between the parties, including those arising out of statutory claims, shall be resolved by neutral, binding arbitration. If a court should find that the arbitration provisions of this Section 10.11 are not absolutely binding, then the parties intend any arbitration decision and award to be fully admissible in evidence in any subsequent action, given great weight by any finder of fact, and treated as determinative to the maximum extent permitted by law.

(f) Except as may be necessary to enter judgment upon the award or to the extent required by applicable Law, all claims, defenses and proceedings (including the existence of a controversy and the fact that there is an arbitration proceeding) will be treated in a confidential manner by the arbitrators and all those involved in the proceeding. Any controversy relating to the arbitration presented to a court will be filed under seal to the extent permitted by Law.

(g) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR SUCH OTHER TRANSACTION DOCUMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

(h) Notwithstanding the Parties’ agreement to submit all Disputes to final and binding arbitration pursuant to this Section 10.11, the Parties shall have the right to seek and obtain temporary or preliminary injunctive relief or specific performance in any court of competent jurisdiction without the need to post a bond. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief or specific performance (with such relief effective until the arbitrators have rendered a final award) in order to protect any Party’s rights under this Agreement or otherwise.

10.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

SELLERS

MMOF VEGAS RETAIL, INC.

By:	/s/ Ellen Deutsch Harrison
Name:	Ellen Deutsch Harrison
Title:	CEO

MMOF VEGAS RETAIL2, INC.

By:	/s/ Ellen Deutsch Harrison
Name:	Ellen Deutsch Harrison
Title:	CEO

BUYER:

RETAIL FACILITIES OPERATIONS NV, LLC

By:	/s/ Eivan Shahara
Eivan Shahara
Manager

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